50 8/22/03



SECURITIE 03053484 SSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-30851

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 0 5 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Fund Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick E. Ryan 914 993 - 3245
(Area Code — Telephone No.)

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91) Potential persons who are to respond

OATH OR AFFIRMATION

I, Patrick E. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Fund Distributors, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President and Chief Financial Officer

Title

Notary Public KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified In Queens County
Commission Expires Sept. 3, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition.~~ Cash Flow
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Alliance Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Alliance Fund Distributors, Inc. (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Fund Distributors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2003

ALLIANCE FUND DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2002

ASSETS

Cash	$ 55,079,485
Receivables:	
Brokers and dealers	73,317,239
Fees from Alliance Mutual Funds	26,456,414
Investments, at fair value	174,639,155
Due from affiliates, net	3,776,381
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,227,889	871,931
Deferred sales commissions, net of accumulated amortization of $1,278,327,331	500,548,740
Prepaid expenses and other assets	977,967
Total assets	$ 835,667,312

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables:	
Alliance Mutual Funds	$ 119,626,051
Brokers and dealers	55,840,340
Accounts payable and accrued expenses	35,881,162
	211,347,553
Subordinated notes payable to Alliance Capital Management Corporation of Delaware	611,000,000
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	16,504,990
Accumulated deficit and other comprehensive income	(3,185,241)
Total stockholder's equity	13,319,759
Total liabilities and stockholder's equity	$ 835,667,312